PE
6/30/02

02047018

RECD S.E.C.
JUL 1 0 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2002

Metal Storm Limited
(Translation of registrant's name into English)

PROCESSED
JUL 22 2002
THOMSON
FINANCIAL

Level 34 Central Plaza One
345 Queen Street
Brisbane, Queensland 4000
(Address of principal executive offices)

Indicative by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X......... Form 40-F ....

Indicative by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No...X.........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ....

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED

By:
Name: PeterR Wetzig
Title General Manager - Commercial
and Company Secretary

Date: June 30, 2002

2

lodging party or agent name

office, level, business name or PO Box no.

street number & name

suburb/city — state/territory — postcode

telephone ( )

facsimile ( )

DX number — suburb/city

COPY

ASS. ☐ CASh. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **304**

Corporations Law

205B & 601CV(1)

Notification of

change to officeholders

corporation name METAL STORM LIMITED

ACN or ARBN 064 270 006

type of change ☒ new appointment ☐ ceasing to hold office ☐ change of name of officeholder ☐ change of address of officeholder

New appointment

family name CHRISTMAN **given names** DANIEL WILLIAM

former names

residential address 2980 DARTMOUTH ROAD

suburb/city ALEXANDRIA state/territory VA postcode

country (if not Australia) UNITED STATES OF AMERICA

date of birth (d/m/y) 05/05/1943 place of birth (town/city) YOUNGSTOWN (state/country) OHIO, USA

office held & date appointed ☒ director 06/06/2002 ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**

former names

residential address

suburb/city state/territory postcode

country (if not Australia)

date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**

former names

residential address

suburb/city state/territory postcode

country (if not Australia)

date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name | given names
date of birth (d/m/y) / / | place of birth
date ceased (d/m/y) / / | office held ☐ director ☐ secretary ☐ alternate director for:

family name | given names
date of birth (d/m/y) / / | place of birth
date ceased (d/m/y) / / | office held ☐ director ☐ secretary ☐ alternate director for:

family name | given names
date of birth (d/m/y) / / | place of birth
date ceased (d/m/y) / / | office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) | given names
date of birth (d/m/y) / / | place of birth (town/city) | (state/country)
new name (if changed)
date of change (d/m/y) / /
new address (if changed) unit, level, building name
street number & name
suburb/city | state/territory | postcode
country (if not Australia)
date of change (d/m/y) / /

family name (previously notified) | given names
date of birth (d/m/y) / / | place of birth (town/city) | (state/country)
new name (if changed)
date of change (d/m/y) / /
new address (if changed) unit, level, building name
street number & name
suburb/city | state/territory | postcode
country (if not Australia)
date of change (d/m/y) / /

family name (previously notified) | given names
date of birth (d/m/y) / / | place of birth (town/city) | (state/country)
new name (if changed)
date of change (d/m/y) / /
new address (if changed) unit, level, building name
street number & name
suburb/city | state/territory | postcode
country (if not Australia)
date of change (d/m/y) / /

***NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)**

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs 15 mins

Signature

I certify that the information in this form is true and correct.

print name PETER RONALD WETZIG | capacity SECRETARY

sign here | date 13 /06 /2002

ASX

Initial Director's Interest Notice

Document date: Tue 18 Jun 2002 **Published:** Tue 18 Jun 2002 16:26:12
Document No: 147077 **Document part:** A
Market Flag: N
Classification: Initial Director's Interest Notice

METAL STORM LIMITED 2002-06-18 ASX-SIGNAL-G

HOMEX - Brisbane

++++++++++++++++++++++++
INITIAL DIRECTOR'S INTEREST NOTICE

Name of Company	Metal Storm Limited
ABN	099 064 270 006

We (the entity) give the ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Daniel William Christman
Date of Appointment	06/06/2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities

5

Nil

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	Number & class of securities
Nil	

Part 3 - Director's interests in contracts

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest relates	-

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ASX

Appointment of Director

Document date: Thu 06 Jun 2002 **Published:** Thu 06 Jun 2002 11:44:04
Document No: 146933 **Document part:** A
Market Flag: N
Classification: Director Appointment/Resignation

METAL STORM LIMITED 2002-06-06 ASX-SIGNAL-G

HOMEX - Brisbane

++++++++++++++++++++++++
Brisbane, Australia - June 6, 2002 - Metal Storm Limited (ASX: MST and Nasdaq Small Cap: MTSX) today announced the appointment of Lieutenant General Daniel W Christman, U.S. Army retired, as a non-executive director of the ballistic technology company,

Metal Storm's Chairman, Bill Owens, said the appointment of General Christman brings to Metal Storm a director with particular strengths in creative leadership, strategic vision and strong business associations. This will enhance the company's capability to develop its relationships with key U.S. and international defence and government agencies, domestic and international industry, and with public and private financial institutions.

"Pan Christman's military and business experience is unique. Dan will add a 'real world' understanding of current and future U.S. military requirements, and a strong sense of the importance of international business relationships," said Bill Owens.

General Christman is President and Executive Director of the Kimsey Foundation, an appointment he has held since July 2001. The Kimsey Foundation is active in education, community development and

7

international issues; it also supports studies that identify global interdependencies and the United States' role as an engaged and committed world leader.

General Christman was Superintendent of the United States Military Academy at West Point, a position he held from 1996 until he retired from the military in 2001 after 36 years of experience in positions of increasing responsibility in the Army and the U.S. federal government. His command positions included service in Vietnam as an Engineer Company Commander, 101st Airborne Division in 1969-70, Commander 54th Engineer Battalion in Germany in 1980-82, Commander of the Savannah District U.S. Army Corps of Engineers in 1984-86 and Commanding General U.S. Army Engineer Centre and Commandant U.S. Army Engineer School 1991-93.

Prior to his West Point assignment, General Christman served two years as assistant to the Chairman of the Joint Chiefs of Staff in the Pentagon. In that position he travelled with and advised President Clinton's Secretary of State on a broad range of military and national security issues, including arms control with the Russian Federation and Middle East peace negotiations between Israel and Syria. General Christman also represented the U.S. in Belgium as a member of NATO's Military Committee, a position with responsibility in the expansion of NATO, peace enforcement in the Balkans, and military dialogue with Russia. During the Gulf War he headed a strategic planning group that advised the Army's Chief of Staff on war prosecution policies. He also served in President Ford's administration as a member of Henry Kissinger's National Security Council staff, where he shared responsibility for strategic arms control.

General Christman graduated first in his class at the U.S. Military Academy West Point in 1965. He holds master's degrees in civil engineering and public affairs from Princeton University and a law degree with honours from George Washington University. He is a graduate of the Army Command and Staff College and the National War College. He is also a member of the Pennsylvania and Washington, D.C. bars and a member of the Council on Foreign Relations.

www.kimseyfoundation.org

www.metalstorm.com

8

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Standard&Poor`s July Qtrly Review Changes to S&P/ASX Indices

Document date: Fri 14 Jun 2002 **Published:** Fri 14 Jun 2002 09:48:48
Document No: 266473 **Document part:** A
Market Flag: Y
Classification: Standard & Poor's Announcement

STANDARD & POORS INDICES AUSTRALIA 2002-06-14 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
STANDARD & POORS MEDIA RELEASE

Standard & Poor's, the leading provider of equity indices in Australia, announces that effective after the close of business on June 28, 2002, the following changes will take place in the S&P/ASX 20; S&P/ASX 50; S&P/ASX 100, S&P/ASX 200, and S&P/ASX 300 indices. These changes will be reflected in the starting portfolio of July 1, 2002, except where otherwise stated.

Please note that the changes are split into two categories: the official S&P/ASX index series and the provisional S&P/ASX index series. The provisional index series is designed to reflect the index portfolios as at Oct 1, 2002 when the S&P/ASX official indices will shift to a free float basis.

S&P/ASX 20 - currently contains 20 securities

S&P/ASX 20 OFFICIAL INDEX:

No Changes

S&P/ASX 20 FREE FLOAT PROVISIONAL INDEX:

REMOVAL

CODE	NAME
PBL	PUBLISHING & BROADCASTING LIMITED

ADDITION

CODE	NAME
WSF	WESTFIELD HOLDINGS

S&P/ASX 50 - currently contains 50 securities

S&P/ASX 50 OFFICIAL INDEX:

REMOVAL

CODE	NAME
SGT	SINGTEL LTD

ADDITION

CODE	NAME
BSL	BHP STEEL LIMITED (expected July 15, 2002)

S&P/ASX 50 FREE FLOAT PROVISIONAL INDEX:

REMOVAL

CODE	NAME
SGT	SINGTEL LTD

ADDITION

CODE	NAME
BSL	BHP STEEL LIMITED (expected July 15, 2002)

S&P/ASX 100 - currently contains 100 securities

S&P/ASX 100 OFFICIAL INDEX:

REMOVAL

CODE	NAME
ENE	ENERGY DEVELOPMENTS LIMITED

ADDITION

CODE	NAME
BSL	BHP STEEL LIMITED (expected July 15, 2002)

S&P/ASX 100 FREE FLOAT PROVISIONAL INDEX:

REMOVALS

CODE	NAME
SGT	SINGTEL LTD
ENE	ENERGY DEVELOPMENTS LIMITED
UEL	UNITED ENERGY
CXP	CORPORATE EXPRESS

ADDITIONS

CODE	NAME
BSL	BHP STEEL LIMITED (expected July 15, 2002)
APN	APN NEWS & MEDIA, LIMITED
AWB	AWB LIMITED
JUP	JUPITERS LIMITED

S&P/ASX 200 - currently contains 200 securities

S&P/ASX 200 OFFICIAL INDEX:

REMOVALS

CODE	NAME
AUY	AUIRON ENERGY
ALU	ALTIUM LIMITED
SWS	SIMEON WINES LIMITED (expected removal June 21, 2002)

ADDITIONS

CODE	NAME
BSL	BHP STEEL LIMITED (expected July 15, 2002)
MAPCA	MACQUARIE AIRPORTS
SPC	SPC LTD

S&P/ASX 200 FREE FLOAT PROVISIONAL INDEX:

REMOVALS

CODE	NAME
AUY	AUIRON ENERGY
ALU	ALTIUM LIMITED
SWS	SIMEON WINES LIMITED (expected removal June 21, 2002)

SGT	SINGTEL LTD
AFI	AUSTRALIAN FOUNDATION INVESTMENT COMPANY
MYO	MYOB LIMITED
IHG	INTELLECT HOLDINGS LIMITED
AXN	AXON INSTRUMENTS INC
GTP	GREAT SOUTHERN PLANTATIONS LIMITED
IDT	INSTITUTE OF DRUG TECHNOLOGY AUSTRALIA LIMITED
DJW	DJERRIWARRH INVESTMENTS LIMITED
HTA	HUTCHISON TELECOMMUNICATIONS

ADDITIONS

CODE	NAME
BSL	BHP STEEL LIMITED (expected July 15, 2002)
MAPCA	MACQUARIE AIRPORTS
SPC	SPC LTD
SFE	SFE CORPORATION LIMITED
NUF	NUFARM LIMITED
ASB	AUSTAL LIMITED
HSP	HEALTHSCOPE LIMITED
CRS	CROESUS MINING NL
CEY	CENTENNIAL COAL
GUD	GUD HOLDINGS
AHD	AMALGAMATED HOLDINGS
DVC	DCA GROUP LIMITED

S&P/ASX 300 - currently contains 291 securities

S&P/ASX 300 OFFICIAL INDEX:

REMOVALS

CODE	NAME
SWS	SIMEON WINES LIMITED (expected removal June 21, 2002)
CPB	CAMPBELL BROTHERS
TIF	TECHNOLOGY INVESTMENT FUND
TMT	TYNDALL MERIDIAN
IWI	INTERNATIONAL WINE INVESTMENT FUND
RMG	RMG LIMITED
GRO	GROPEP LTD
BTA	BIOTA HOLDINGS
MXO	MATRIX OIL NL
VLS	VITA LIFE SCIENCES LIMITED
SKD	STOCKFORD LIMITED
VWD	VILLA WORLD LTD

13

ADDITIONS

CODE	NAME
BSL	BHP STEEL LIMITED (expected July 15, 2002)
MAPCA	MACQUARIE AIRPORTS
SPC	SPC LTD

S&P/ASX 300 FREE FLOAT PROVISIONAL INDEX:

REMOVALS

CODE	NAME:
SWS	SIMEON WINES LIMITED (expected removal June 21, 2002)
SGT	SINGTEL LTD
AFT	AUSTRALIAN FOUNDATION INVESTMENT COMPANY
CPB	CAMPBELL BROTHERS
TIF	TECHNOLOGY INVESTMENT FUND
TMT	TYNDALL MERIDIAN
IWI	INTERNATIONAL WINE INVESTMENT FUND
RMG	RMG LIMITED
GRO	GROPEP LTD
BTA	BIOTA HOLDINGS
MXO	MATRIX OIL NL
VLS	VITA LIFE SCIENCES LIMITED
SKD	STOCKFORD LIMITED
VWD	VILLA WORLD LTD
ANM	AUSTRALIAN MAGNESIUM
UEC	UECOMM LIMITED
ETW	EVANS & TATE LIMITED
OIL	OPTISCAN IMAGING LIMITED
AUN	AUSTAR UNITED
MST	METAL STORM LIMITED
PWT	POWERTEL LIMITED
ECP	ECORP LIMITED

ADDITIONS

CODE	NAME
BSL	BHP STEEL LIMITED (expected July 15, 2002)
MAPCA	MACQUARIE AIRPORTS
SPC	SPC LTD
SFE	SFE CORPORATION LIMITED
RCD	RECORD INVESTMENTS LIMITED

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company.

Information about the S&P/ASX index methodology is available at www.standardandpoors.com.au and www.spglobal.com

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